Mail Stop 3561

December 21, 2006

<u>Via U.S. Mail & Facsimile (304) 343-3058</u>
Mr. Frank P. Cassell
Chief Executive Officer
Convention All Holdings Inc.
1157 Taborlake Walk
Lexington, KY 40502

Re: Convention All Holdings Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed December 11, 2006
File No. 333-136791

Dear Mr. Cassell:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Summary Information, page 1</u>

1. We note the changes you have made here and on pages 23 under Plan of Operation and page 26 under Liquidity and Capital Resources in response to comment 8 from our comment letter of November 3, 2006. For comparative purposes, please indicate in the summary your current "book of business" in addition to the $1 million book of business you say you need to become profitable. In addition, please clarify whether this an estimate of the business needed absent outsourcing your services to clients or contingent upon such outsourcing.

<u>The Offering, page 2</u>

2. While we note that you IMM terminated its agreement to provide CAH with additional financing, it appears that IMM may convert its outstanding loans, if any, into convertible preferred stock and may convert its outstanding convertible preferred

stock into common stock. Please revise your disclosure to include the amount of loans and preferred stock outstanding and the amount of common stock into which it may be converted. We further note your disclosure in Note 8 to the financial statements, that conversion was mutually agreed to be between 60,000 and 1000,000 shares of common stock. However, on November 28, 2006 CAH issued by conversion 250,000 shares of common stock. Please clarify when and to what extent your agreement with IMM has been changed. Discuss the impact, if any, that it may have on the holders of common stock. In that regard, consider adding a risk factor.

Risk Factors, page 4

3. Please consider a risk factor regarding the risks associated with outsourcing, including the loss of direct oversight and control by company management of the employees performing the work, the loss of experienced employees if applicable, and the possibility that the estimated savings in operating expenses will not materialize.

Breakdown of Customers By Industry, Show and Location, page 19

4. We note the changes you have made to this chart in response to comment 21 from our letter of November 3, 2006. Please provide the basis for this "projection of customers" for calendar year 2007. Do you have contracts or other agreements from each of these customers or have each of these customers utilized your services in the past?

5. Please provide the related transaction disclosure required by Item 404 of Regulation S-B for the customer "Thomas Cassell and Associates, LLC" listed on page 20.

Plan of Operation, page 23

6. We note that the explanation you provide in your cover letter in response to comment 24 from our letter of November 3, 2006 regarding the hiring of a new salesperson does not comport with changes you have made to this section, which delete reference to the hiring of a new salesperson. Please advise and revise for consistency.

7. Revise your disclosure in this section and briefly discuss in the summary section, the salient aspects of your intention to outsource your services to clients. For example, does "outsource the servicing of its clients" mean that you intend to contract with third parties to provide all or only some services you currently provide to clients, or does this include sales efforts to enlist new clients? Would outsourcing require any material changes in your current contractual or other arrangements with clients? How does this arrangement create a stream of income, as opposed to merely maintaining the stream of income from clients that you already have? Will this help you achieve the $1 million book of business you need to become profitable?

8. Furthermore, please provide the basis for your estimate that operating expenses from

outsourcing will decline by $320,000. Clarify whether this estimate incorporates the increase in expenses as a result of having to pay commissions to the third parties who service your clients.

Liquidity and Capital Resources, page 28

9. Please discuss the release of the proceeds placed in escrow relating to your common stock subscriptions and the insurance proceeds received on the apartment unit destroyed in 1995 as these events appear material to your liquidity. In your revised disclosure, discuss how you plan to use these proceeds.

Off-balance Sheet Arrangements, page 28

10. Disclose the reason why IMM elected to convert its preferred stock to a lesser number of shares of common stock than it was entitled to from the conversion ratio of preferred stock to common stock.

Consolidated Balance Sheets, page 42

11. Please reconcile the common stock par value and the number of shares authorized presented on your September 30, 2006 balance sheet to the par value and number of shares authorized presented on your December 31, 2005 balance sheet and revise as necessary.

Signatures, page 53

12. We note the changes you have made in response to comment 33 from our letter of November 3, 2006, but we reissue it in part. Please provide the signature of the controller or principal accounting officer. See Form S-B.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Kuhn at (202) 551-3308 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3315 with any other questions.

Sincerely,

Hanna T. Teshome
Special Counsel

cc: via Facsimile (304) 343-3058
        Edd McDebitt, Esq.
        Bowles, Rice, McDavid, Graff & Love, LLP